November 7, 2023

VIA EDGAR

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Michael Purcell and Irene Barberena-Meissner

Re: Responses to the Securities and Exchange Commission

Staff Comment dated October 24, 2023, regarding

Lithium Americas Corporation

Registration Statement on Form F-3

Filed October 6, 2023

File No. 333-274883

Dear Sirs and Madams:

This letter responds to the written comment from the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") set forth in the October 24, 2023 letter regarding the above-referenced Registration Statement on Form F-3 (the "Form 20-F") of Lithium Americas Corporation (the "Company", "we," "our," or "us") filed on October 6, 2023 with the SEC. Simultaneously with the transmission of this letter, the Company is filing via EDGAR an amendment to the Form F-3 (the "Amended Form F-3"), responding to the Staff's comments.

For your convenience, the Staff's comment is included below. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Form F-3.

Our response is as follows:

Registration Statement on Form F-3

General

Staff Comment No. 1.

Please provide us with your analysis as to how you satisfy the eligibility requirements of General Instruction I.A.2 of Form F-3. In this regard, we note that Lithium Americas Corp. has less than twelve calendar months of reporting history. Refer to Question 9 of Staff Legal Bulletin 4 (CF) available on our website.

Company's Response:

I. Background

On October 3, 2023, the Company (formerly 1397468 B.C. Ltd.) and Lithium Americas (Argentina) Corp. (formerly Lithium Americas Corp.) ("Lithium Argentina") completed the reorganization of Lithium Argentina into two independent publicly traded companies, implemented by way of statutory of plan of arrangement under the laws of British Columbia (the "Spin-Off"). Lithium Argentina prior to the completion of the Spin-Off is referred to herein as "Old LAC." Old LAC had a class of common shares registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and has been reporting under the Exchange Act since January 2018 and has filed its annual reports on Form 40-F.1

Prior to the Spin-Off, Old LAC was a foreign private issuer engaged in the exploration and development of mineral properties in Argentina and in the United States. The purpose of the Spin-Off was to "spin off" part of Old LAC's business by separating Old LAC into (i) Lithium Argentina, an Argentina focused lithium company owning Old LAC's interest in its Argentine lithium assets, including the Caucharí-Olaroz lithium brine project in Jujuy, Argentina (the "Caucharí-Olaroz Project"), and the Pastos Grandes lithium brine mineral project located in the Province of Salta in Northwest Argentina, and (ii) the Company, a North America focused lithium company owning the lithium project property located in Humboldt County, Nevada (the "Thacker Pass Project") and Old LAC's North American investments.

Old LAC distributed an information circular (the "Information Circular") in connection with the special meeting of the shareholders of Old LAC to consider and vote on the Spin-Off. On July 31, 2023, the shareholders of Old LAC voted in favor of the Spin-Off at the special meeting.

On August 22, 2023, the Company filed a registration statement on Form 20-F, as amended (the "Form 20-F") with the SEC, which was declared effective on September 28, 2023, to register its common shares under Section 12(b) of the Exchange Act.

On October 3, 2023, shareholders of Lithium Argentina received in exchange for each common share of Lithium Argentina: one common share of Lithium Argentina (a "Lithium Argentina Share") and one common share of the Company (a "LAC Share"). On October 4, 2023, the LAC Shares began trading on the Toronto Stock Exchange and New York Stock Exchange.

On October 6, 2023, the Company filed a registration statement on Form F-3 (the "Form F-3") to register up to $750 million of LAC Shares, preferred shares, debt securities, subscription receipts, warrants and units.

II. Form F-3 Eligibility

In order to be eligible to file a registration statement on Form F-3, the Company is required to:

1. have (i) a class of securities registered pursuant to section 12(b) of the Exchange Act or have a class of equity securities registered pursuant to section 12(g) of the Exchange Act or is required to file reports pursuant to section 15(d) of the Exchange Act and (ii) filed at least one annual report on Form 20-F, on Form 10-K or, in the case of registrants described in General Instruction A(2) of Form 40-F, on Form 40-F under the Exchange Act;

1 Old LAC's securities filings are available here: https://www.sec.gov/edgar/browse/?CIK=1440972&owner=exclude

2. have:

(i) been subject to the requirements of section 12 or 15(d) of the Exchange Act and have filed all the material required to be filed pursuant to sections 13, 14 or 15(d) of the Exchange Act for a period of at least twelve calendar months immediately preceding the filing of the registration statement on this form; and

(ii) filed in a timely manner all reports required to be filed during the twelve calendar months and any portion of a month immediately preceding the filing of the registration statement and, if the registrant has used (during those twelve calendar months and that portion of a month) § 240.12b-25(b) of the Exchange Act with respect to a report or a portion of a report, that report or portion thereof has actually been filed within the time period prescribed by § 240.12b-25(b) of Exchange Act;

3. have not (i) failed to pay any dividend or sinking fund installment on preferred stock; or (ii) defaulted (A) on any installment or installments on indebtedness for borrowed money, or (B) on any rental on one or more long term leases, which defaults in the aggregate are material to the financial position of the registrant and its consolidated and unconsolidated subsidiaries, taken as a whole;

4. If the registrant is a successor registrant, it shall be deemed to have met conditions 1, 2, 3 and 4 above if: (i) its predecessor and it, taken together, do so, provided that the succession was primarily for the purpose of changing the state or other jurisdiction of incorporation of the predecessor or forming a holding company and that the assets and liabilities of the successor at the time of succession were substantially the same as those of the predecessor; or (ii) all predecessors met the conditions at the time of succession and the registrant has continued to do so since the succession; and

5. have: (i) filed with the Commission all required electronic filings, including electronic copies of documents submitted in paper pursuant to a hardship exemption as provided by Rule 201 or Rule 202(d) of Regulation S-T; and (ii) submitted electronically to the Commission all Interactive Data Files required to be submitted pursuant to § 232.405 of this chapter during the twelve calendar months and any portion of a month immediately preceding the filing of the registration statement on this Form (or for such shorter period of time that the registrant was required to submit such files).

The Company has registered the LAC Shares under section 12(b) of the Exchange Act. Neither the Company nor Lithium Argentina have failed to pay any dividend or sinking fund installment on preferred stock or defaulted on a lease as set forth in paragraph 3 above. Pursuant to Staff Legal Bulletin 4 ("SLB 4")2 and as further explained below, the Company believes that the requirements in paragraphs 1(ii), 2 and 5 above are satisfied based on using the reporting history of Old LAC. Therefore, the Company believes that it is eligible to use Form F-3.

III. Reporting History

SLB 4 includes relevant guidance relating to the Company's eligibility for Form F-3. Question 9 of SLB4 specifies that a spun out company can rely on a parent's reporting history for purposes of Form S-3 eligibility (including having timely filed reports for at least 12 months) if certain conditions set forth in Question 8 and Question 4 of SLB4 are met. As the relevant eligibility requirements of S-3 and F-3 are substantively the same, this guidance would also be applicable to Form F-3 eligibility.

2 Staff Legal Bulletin 4 is available here: https://www.sec.gov/interps/legal/slbcf4.txt

Question 8 of SLB 4 requires that the parent company is current in its Exchange Act reporting obligations and that the subsidiary will have substantially the same assets, business and operations as a segment or subsidiary about which parents have reported extensive segment data and other financial and narrative disclosure in its Exchange Act periodic reports for at least 12 months before the date of the spin off. Old LAC was current in its Exchange Act reporting obligations and included substantial disclosure of the Company's business, the Thacker Pass Project, in its public filings, as discussed below.

Question 4 of SLB 4 requires that a spin-off satisfy certain conditions, including having a valid business purpose. The Spin-Off met these conditions, including having a valid business purpose, as discussed below.

a. Question 8 of SLB 4 - Parent Exchange Act Reporting

The Company believes that it meets the requirements of Question 8 of SLB 4.

First, prior to the Spin-Off, Old LAC was current in its Exchange Act reporting obligations.

Second, the Company has substantially the same assets, business and operations as a segment about which Old LAC reported extensive segment data. The Company's business is focused on advancing the Thacker Pass Project. As described below, Old LAC had reported extensive segment data for the Thacker Pass Project in its annual reports, financial statements, management's discussion and analysis ("MD&A") for more than 12 months prior to the Spin-Off.

In addition, Old LAC included extensive disclosure about the Thacker Pass Project in the Information Circular. The Information Circular included audited carve-out financial statements for Old LAC's North American business, which was transferred to the Company in connection with the Spin-Off, for the years ended December 31, 2022, 2021 and 2020, and unaudited carve-out interim financial statements for Old LAC's North American business for the period ended March 31, 2023, as well as the corresponding MD&As for such periods.

Footnote 20 to SLB 4 specifies that "the segment data reported must include at least:  revenues; operating profit or loss; identifiable assets; expenses from depreciation, depletion and amortization; capital expenditures; and any other information required by Statement of Financial Accounting Standards ("FAS") No. 14 (Financial Reporting for Segments of a Business Enterprise) or, for fiscal years beginning after December 15, 1997, FAS No. 131 (Disclosures about Segments of an Enterprise and Related Information).  Further, the parent's Exchange Act reports must have discussed the spun-off segment as a separate segment in the Description of Business and MD&A sections."

In the audited financial statements of Old LAC for the year ended December 31, 2022 (the "2022 Financial Statements")3, Old LAC previously disclosed that the Thacker Pass Project had:

3 The 2022 Financial Statements were filed as Exhibit 99.2 to Old LAC's Annual Report on Form 40-F for the year ended December 31, 2022, filed on April 3, 2023 (the "Old LAC 2022 Form 40-F"), and are available here: https://www.sec.gov/ix?doc=/Archives/edgar/data/0001440972/000119312523088471/d440457dex992.htm

  Total exploration and evaluation assets of $9.5 million as of December 31, 2022 and $5.6 million as of December 31, 20214;

  Net loss of $47.2 million for the year ended December 31, 2022 and $38.8 million for the year ended December 31, 20215;

  Total assets of $16.2 million as of December 31, 2022 and $10.7 million as of December 31, 20216;

  Total liabilities of $16.0 million as of December 31, 2022 and $10.6 million as of December 31, 20217;

  Exploration expenditures of $44.4 million for the year ended December 31, 2022 and $36.0 million for the year ended December 31, 20218; and

  Depreciation of $1.2 million for the year ended December 31, 2022 and $0.7 million for the year ended December 31, 20219.

Old LAC's Annual Information Form for the year ended December 31, 2022 (the "Old LAC 2022 AIF") had extensive disclosure of the Thacker Pass Project and also disclosed that the total development capital cost estimate is $2.27 billion for Phase 1 of the Thacker Pass Project and $1.73 billion for Phase 2 of the Thacker Pass Project.10 The corresponding MD&A also includes stand-alone disclosure on the Thacker Pass Project. The Old LAC 2022 AIF and corresponding MD&A were filed with Old LAC's annual report on Form 40-F.

In addition to the financial information as of December 31, 2021 noted above, the audited financial statements of Old LAC for the year ended December 31, 2021 (the "2021 Financial Statements")11 disclosed that the Thacker Pass Project had:

  Total exploration and evaluation assets of $4.3 million as of December 31, 202012;

  Net loss of $18.1 million for the year ended December 31, 202013;

  Total assets of $6.4 million as of December 31, 202014;

  Total liabilities of $7.0 million as of December 31, 202015;

4 See Note 9 of the 2022 Financial Statements.

5 See Note 19 of the 2022 Financial Statements.

6 See Note 19 of the 2022 Financial Statements.

7 See Note 19 of the 2022 Financial Statements.

8 See Note 19 of the 2022 Financial Statements.

9 See Note 19 of the 2022 Financial Statements.

10 See page 64 of Old LAC's Annual Information Form dated March 30, 2023 for the fiscal year ended December 31, 2022, filed as Exhibit 99.1 to Old LAC's Annual Report on Form 40-F filed on April 3, 2023 (the "Old LAC 2022 Form 40-F").

11 The 2021 Financial Statements were filed as Exhibit 99.2 to Old LAC's Annual Report on Form 40-F for the year ended December 31, 2021, filed on March 18, 2022 (the "Old LAC 2021 Form 40-F"), and are available here: https://www.sec.gov/ix?doc=/Archives/edgar/data/0001440972/000119312522079625/d281349dex992.htm

12 See Note 17 of the 2021 Financial Statements.

13 See Note 17 of the 2021 Financial Statements.

14 See Note 17 of the 2021 Financial Statements.

15 See Note 17 of the 2021 Financial Statements.

  Exploration expenditures of $16.8 million for the year ended December 31, 202016; and

  Depreciation of $0.5 million for the year ended December 31, 202017.

The corresponding MD&A and Annual Information Form included in the Annual Report on Form 40-F for the year ended December 31, 2021, also includes extensive stand alone disclosure on the Thacker Pass Project.

b. Question 4 of SLB 4 - Spin-Off Requirements

Question 4 of SLB 4 sets forth the following requirements for a spin-off: (a) the parent shareholders do not provide consideration for the spun-off shares; (b) the spin-off is pro-rata to the parent shareholders; (c) the parent provides adequate information about the spin-off and the subsidiary to its shareholders and to the trading markets; (d) the parent has a valid business purpose for the spin-off; and (e) if the parent spins-off "restricted securities," it has held those securities for at least two years.

The Spin-Off met these requirements because (a) Old LAC shareholders did not provide consideration for the Lithium Argentina and LAC Shares distributed in connection with the Spin-Off, (b) the distribution of Lithium Argentina and LAC Shares in connection with the Spin-Off was pro-rata to Old LAC's shareholders, (c) Old LAC provided adequate information about the Spin-Off and the Company to its shareholders and to the trading markets in the Information Circular and Old LAC's other public filings, and (d) Old LAC had a valid business purpose for the Spin-Off, as discussed below, and (e) Old LAC did not spin-off restricted securities, as the shares were issued pursuant to the exemption from registration under the Securities Act of 1933, as amended (the "Securities Act"), set forth in Section 3(a)(10) of the Securities Act.

i. Valid Business Purpose

Question 4 of SLB 4 identifies several valid business purposes for a spin-off, including (a) allowing management of each business to focus solely on that business; (b) providing employees of each business stock-based incentives linked solely to his or her employer; (c) enhancing access to financing by allowing the financial community to focus separately on each business; or (d) enabling the companies to do business with each other's competitors.18

As disclosed in the Information Circular, Old LAC's board of directors believed that the creation of two independently public-traded companies would have a number of benefits for the two companies and Old LAC's securityholders, including:

• providing each company with enhanced business and strategic focus,

• enabling each business to pursue independent and unique growth opportunities, including:

16 See Note 17 of the 2021 Financial Statements.

17 See Note 17 of the 2021 Financial Statements.

18 Question 4 of SLB 4 also states that the following purposes are not valid business purposes for a spin-off: (a) creating a market in the spun-off securities without providing adequate information to the shareholders or to the trading markets; (b) the creation of a public market in the shares of a company that has minimal operations or assets; or (c) the creation of a public market in the shares of a company that is a development stage company that has no specific business plan or whose business plan is to engage in a merger or acquisition with an unidentified company.

o Lithium Argentina: Ramp-up of the Caucharí-Olaroz Project, pursuit of an expansion, and further growth with the significant resource, along with advancement and development of the Pastos Grandes basin; and

o The Company: Construction of Phase 1 of the Thacker Pass Project, and planning and execution of Phase 2 expansion and beyond,

• allowing each company to benefit from experienced and focused leadership,

• improving the market's ability to evaluate each business and value it against comparable businesses and other performance benchmarks,

• providing shareholders with increased value and flexibility through independent investment opportunities,

• providing each company with independent access to capital, resulting in more tailored capital allocation practices,

• allowing each company to expand deeper into its specific management expertise,

• being executed on a tax-deferred basis supported by tax rulings in the United States and Canada, and

• enabling the separate businesses to better attract, retain and motivate key personnel.

The Company believes that these reasons provided a valid business purpose for the Spin-Off.

Going forward, the Company will be focused on advancing the Thacker Pass Project toward Phase 1 production.  Once complete, Phase 1 of the Thacker Pass Project targets 40,000 tonnes per annum of lithium carbonate production.

As described above, the Company believes that adequate information was provided on the Thacker Pass Project to Old LAC's shareholders and to the trading markets because of the extensive disclosure in Old LAC previously filed public disclosure documents and the Information Circular which was distributed to its shareholders, and which included the reasons for the Spin-Off and information about the intended businesses of the Company and Lithium Argentina post-Spin-Off. In addition, fulsome information regarding the Thacker Pass Project was also disclosed in the Form 20-F.

IV. Conclusion

As set forth above, the Company believes that it meets the requirements of Form F-3 because the Company may rely on Old LAC's Exchange Act reporting and met the requirements for a spin-off set forth in SLB4, including having a valid business purpose for the Spin-Off.

Staff Comment No. 2.

Please revise your fee table and prospectus to disclose the aggregate number of shares that you intend to register for resale by the selling securityholders and describe the initial transaction(s) in which the securities were sold to them. Refer to General Instruction II.G. to Form F-3, Securities Act Rule 430B(b)(2) and Securities Act Rules and Disclosure Interpretations Questions 228.03 and 228.04. Also file a revised legal opinion that covers the securities to be offered for resale by the selling securityholders.

Company's Response:

In response to the Staff's comment, the Company has removed the selling securityholders from the Amended Form F-3.

* * * * *

Thank you for your review of the filing. If you should have any questions regarding this response letter, please do not hesitate to contact the undersigned at ted.grandy@lithiumamericas.com, or James Guttman of Dorsey & Whitney LLP, our outside legal counsel at (416) 367-7376 or guttman.james@dorsey.com.

Sincerely, Lithium Americas Corp.

/s/ Edward Grandy
Edward Grandy

cc:    James Guttman, Dorsey & Whitney LLP